UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04009283

PROCESSED
MAR 11 2004
THOMSON
FINANCIAL

February 24, 2004

Act	Securities Exchange Act of 1934
Section	17(a)
Rule	17a-5
Public Availability	2/25/04

Mr. Jan Petersen
President/Director
PPCM Securities Ltd.
17 Ragged Staff Wharf
Queensway
Gibraltar

Re: Exemption from Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Petersen:

We have received your letter on February 13, 2004, in which you request on behalf of PPCM Securities Ltd. ("Firm"), an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm is a registered broker-dealer required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. On December 31, 2003, the Firm filed a Form BDW with the Securities and Exchange Commission ("Commission"), which was accepted by the Commission. In addition, the Firm represents that it has ceased conducting a securities business, that it has no liabilities to any customers or to other broker-dealers, and that it has no outstanding customer claims or complaints.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. This position is taken on the condition that the Firm's Form BDW becomes effective not later than sixty days after December 31, 2003, the date it was filed with the Commission.

128327

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Sheila D. Swartz
Staff Attorney

cc: Susan Demando, NASDR

PPCM SECURITIES LTD.

Sheila

Petersen Partners Capital Markets Ltd,

PPCM SECURITIES LTD., 17 RAGGED STAFF WHARF, QUEENSWAY QUAY, QUEENSWAY, GIBRALTAR

Mr. Thomas McGowan
-Assistant Director-
Division of Market Regulation
SECURITIES & EXCHANGE COMMISSION (SEC)
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Fax: +1-202-942-9553

PPCM SECURITIES LTD.

ADMIN. OFFICE:
17 RAGGED STAFF WHARF
QUEENSWAY QUAY
QUEENSWAY
GIBRALTAR

TEL: +350-41169
FAX: +350-72781

Ask Funds 2/18

12/31/2003 – A NSF

Date: 13 February 2004

BDW - 2/17/04 - ten year and 12/31/08 - fi reports

SUBJECT: AUDIT WAIVER FOR FY 2003
(CRD Number: 114781 | SEC File Number: 8-53449)

Dear Mr. McGowan:

as requested by your colleagues in today's phone conference, we hereby officially request an audit waiver for FY 2003.

PPCM Securities Ltd. ("PPCM") ceased doing business in mid 2003 and terminated its membership with the NASD in Q4 2003.

Furthermore we would like to state that PPCM neither has nor ever had any clients as introducing broker and that all revenues in the past were based on institutional business referred to other regulated international financial institutions. PPCM lastly produced revenues in June 2003 (referral fees earned for the month of April 2003) and it's not planned to reactivate the company shell in the future.

Due to the fact that the company was inactive for most of the year 2003 and didn't conduct any client related business as introducing broker at all, we would highly appreciate if you considered to grant PPCM an audit waiver for FY 2003.

Please confirm the receipt of this facsimile either by email (petersen@gibnynex.gi) or by fax (+350-72781).

If you need further information, please do not hesitate to contact me.

Kind regards

Jan Petersen
-President/Director-

Swartz, Sheila

From: Jan Petersen [petersen@gibnynex.gi]
Sent: Monday, February 23, 2004 4:59 PM
To: Swartz, Sheila
Subject: Re: Audit Waiver request for PPCM Securities

Importance: High

Dear Mrs Swartz:

I hereby confirm that PPCM SECURITIES LTD. has ceased conducting a securities business, that it has no liabilities to any customers or to other broker-dealers, and that it has no outstanding customer claims or complaints.

Please confirm the receipt of this email.

If you need further information, please do not hesitate to contact me.

One question: If I didn't resolve the company shell until the end of this year, would I have to apply for an audit waiver for FY 2004 as well?

Please advise.

Best regards,

Jan Petersen
Director
of PPCM SECURTIES LTD.

----- Original Message -----
From: "Swartz, Sheila" <SWARTZS@SEC.GOV>
To: <petersen@gibnynex.gi>
Sent: Monday, February 23, 2004 3:51 PM
Subject: Audit Waiver request for PPCM Securities

> Mr. Petersen,
>
> We have received your audit waiver request for PPCM Securities for the year
> ended December 31, 2003. Your letter dated February 13, 2004, indicates
> the company was inactive for most of the year 2003. In order to grant the
> waiver, we need to confirm that the Firm has ceased conducting a securities
> business, that it has no liabilities to any customers or to other
> broker-dealers, and that it has no outstanding customer claims or
> complaints. You can confirm this via email or if you have any questions,
> please call us at the number below. Thank you.
>
> Sheila Swartz
>
>
> Sheila Dombal Swartz
> Securities and Exchange Commission
> Division of Market Regulation
> Direct Dial: (202) 942-0787
> email: swartzs@sec.gov